EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
RathGibson, Inc.:

We consent to the incorporation by reference in Registration Statement No. 333-134875 on Form S-4 of RathGibson, Inc. of our report dated May 18, 2009, with respect to the consolidated balance sheet of RathGibson, Inc. and subsidiaries as of January 31, 2009, the related consolidated statement of operations, stockholder's equity (deficiency), and cash flows for the year then ended, and related financial statement schedule, which reports appear in the January 31, 2009 annual report on Form 10-K of RathGibson, Inc.

/s/ KPMG LLP

Milwaukee, WI
May 18, 2009